Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-4) and related Prospectus of Comstock Resources, Inc. for the offer to exchange up to $850,000,000 aggregate principal amount of its 9.75% Senior Notes due 2026 and to the incorporation by reference therein of our reports dated March 1, 2019, with respect to the consolidated financial statements of Comstock Resources, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Comstock Resources, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

March 12, 2019